CUSIP No. 051629103                           Page 1 of 12 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                      Aurora Electronics, Inc.
_________________________________________________________________
                             (Name of Issuer)



                  Common Stock, $.03 par value
_________________________________________________________________
                      (Title of Class of Securities)



                           051629103
_________________________________________________________________
                              (CUSIP Number)

Welsh, Carson, Anderson            William J. Hewitt, Esq.
  & Stowe                          Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500        Maynard & Kristol
New York, New York  10022          45 Rockefeller Plaza
Attention:  Laura VanBuren         New York, New York  10111
Tel. (212) 893-9500                Tel. (212) 841-5700

_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                            January 27, 1997
                    ___________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 051629103                           Page 2 of 12 Pages

1)   Name of Reporting Person            Welsh, Carson, Ander-
     S.S._or I.R.S. Identification       son & Stowe VII, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          OO

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

_________________________________________________________________
Number of                7)   Sole Voting    18,470,860 shares
Shares Beneficially           Power          of Common Stock
Owned by Each                                (17,261,176 issuable
Reporting Person:                            upon conversion of
                                             convertible pre-
                                             ferred stock and
                                             1,209,684 issuable
                                             upon exercise
                                             of warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  18,470,860 shares
                              tive Power     of Common Stock
                                             (17,261,176 issuable
                                             upon conversion of
                                             convertible pre-
                                             ferred stock and
                                             1,209,684 issuable
                                             upon exercise
                                             of warrants)

                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-

                         ________________________________________

CUSIP No. 051629103                           Page 3 of 12 Pages

11)  Aggregate Amount Beneficially           18,470,860 shares
     Owned by Each Reporting Person          of Common Stock
                                             (17,261,176 issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             1,209,684 issuable
                                             upon exercise
                                             of warrants)
                         ________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           63.1%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                           Page 4 of 12 Pages
1)   Name of Reporting Person            WCAS Information
     S.S. or I.R.S. Identification       Partners, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          Not Applicable

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

_________________________________________________________________
Number of                7)   Sole Voting    235,294 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (issuable upon
Reporting Person:                            conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  235,294 shares of
                              tive Power     Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-

                         ________________________________________

CUSIP No. 051629103                           Page 5 of 12 Pages
11)  Aggregate Amount Beneficially           235,294 shares of
     Owned by Each Reporting Person          Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock
________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           2.1%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                           Page 6 of 12 Pages
1)   Name of Reporting Person            WCAS Capital
     S.S. or I.R.S. Identification       Partners II, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          OO

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

_________________________________________________________________
Number of                7)   Sole Voting    649,789 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including 42,578
Reporting Person:                            issuable upon exercise of
                                             warrants)

                         ________________________________________
                         8)__ Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  649,789 shares of
                              tive Power     Common Stock
                                             (including 42,578
                                             issuable upon exercise of
                                             warrants)

                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-

                         ________________________________________

CUSIP No. 051629103                           Page 7 of 12 Pages
11)  Aggregate Amount Beneficially           649,789 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including 42,578
                                             issuable upon exercise of
                                             warrants)

_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                           6.0%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                           Page 8 of 12 Pages
                            Amendment No. 2 to
                               Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 1996 and Amemndment No. 1 thereto filed on October 16, 1996 (as so amended, the "Schedule 13D").

          The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds and Other Consideration.
          __________________________________________________

          Item 3 is hereby amended by adding the following thereto:

          This statement relates to the acquisition by WCAS VII and WCAS CP II of additional Warrants on January 27, 1997, June 1, 1997 and June 6, 1997 as follows: (i) the Warrants acquired on January 27, 1997 are exercisable from January 27, 1997 until January 27, 2002, and entitle WCAS VII and WCAS CP II to purchase 548,834 and 19,318 shares, respectively, of Common Stock, at a price of $1.76 per share; (ii) the Warrants acquired on June 1, 1997 are exercisable from June 1, 1997 until September 30, 2001, and entitle WCAS VII and WCAS CP II to purchase 340,941 and 12,000 shares, respectively, of Common Stock, at a price of $1.70 per share; and (iii) the Warrants acquired on June 6, 1997 are exercisable from June 6, 1997 until June 6, 2002, and entitle WCAS VII and WCAS CP II to purchase 43,909 and 1,546 shares, respectively, of Common Stock, at a price of $1.65 per share. The Warrants were issued to WCAS VII and WCAS CP II as consideration for the issuance by WCAS VII and WCAS CP II of certain guarantees to secure certain indebtedness of a wholly-owned subsidiary of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 is hereby amended and restated in its entirety as follows:

          The following information is based on a total of 10,815,619 shares of Common Stock outstanding as of June 6, 1997, and gives effect to the conversion of all shares of Convertible Preferred Stock and the exercise of all presently-exercisable Warrants held by the Reporting
Persons:

          (a)

          WCAS VII and VII Partners
          _________________________

          WCAS VII owns 18,470,860 shares of Common Stock (issuable upon conversion of 366,800 shares of Convertible Preferred Stock and
     exercise of Warrants to purchase   1,209,684 shares of Common Stock),
     or approximately 63.1% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.
CUSIP No. 051629103                           Page 9 of 12 Pages
          WCAS CP II and CP II Partners
          _____________________________

          WCAS CP II owns 649,789 shares of Common Stock (including 42,578 shares issuable upon exercise of Warrants), or approximately 6.0% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IP and INFO Partners
          _________________________

          WCAS IP owns 235,294 shares of Common Stock (issuable upon conversion of 5,000 shares of Convertible Preferred Stock), or approximately 2.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners, CP II Partners and
          INFO Partners
          ____________________________________________________

          (i) Patrick J. Welsh owns 94,118 shares of Common Stock (issuable upon conversion of 2,000 shares of Convertible Preferred Stock), or approximately 0.9% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 141,177 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock), or approximately 1.3% of the Common Stock outstanding.

        (iii) Bruce K. Anderson owns 141,177 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock), or approximately 1.3% of the Common Stock outstanding.

         (iv) Richard H. Stowe owns 70,588 shares of Common Stock (issuable upon conversion of 1,500 shares of Convertible Preferred Stock), or approximately 0.7% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 47,059 shares of Common Stock (issuable upon conversion of 1,000 shares of Convertible Preferred Stock), or approximately 0.5% of the Common Stock outstanding.

         (vi) Thomas E. McInerney owns 82,353 shares of Common Stock (issuable upon conversion of 1,750 shares of Convertible Preferred Stock), or approximately 0.8% of the Common Stock outstanding.

        (vii) Laura VanBuren owns 4,706 shares of Common Stock (issuable upon conversion of 100 shares of Convertible Preferred Stock), or less than 0.1% of the Common Stock outstanding.

CUSIP No. 051629103                           Page 10 of 12 Pages

          (vii) James B. Hoover owns 23,529 shares of Common Stock (issuable upon conversion of 500 shares of Convertible Preferred Stock), or approximately 0.2% of the Common Stock outstanding.

         (ix) Robert A. Minicucci owns 37,647 shares of Common Stock (issuable upon conversion of 800 shares of Convertible Preferred Stock), or approximately 0.4% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 18,824 shares of Common Stock (issuable upon conversion of 400 shares of Convertible Preferred Stock), or approximately 0.2% of the Common Stock outstanding.

         (xi) Paul B. Queally owns 7,059 shares of Common Stock (issuable upon conversion of 150 shares of Convertible Preferred Stock), or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VII Partners, CP II Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VII, WCAS CP II and WCAS IP, respectively. Each of the general partners of VII Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VII Partners, CP II Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VII, WCAS CP II and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VII, WCAS CP II or WCAS IP.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          Item 6 is hereby amended by adding the following thereto:

          The Warrants issued to WCAS VII and WCAS CP II on January 27, 1997 represent 20% of the total number of Warrants issuable to WCAS VII and WCAS CP II pursuant to the terms thereof. If as of October 28, 1997 the guarantee in consideration of which the Warrants were issued is still outstanding, WCAS VII and WCAS CP II will at that time acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. Further, if such guarantee is still outstanding as of July 28, 1998, WCAS II and WCAS CPII will at that time

CUSIP No. 051629103                           Page 11 of 12 Pages

also acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. The terms of the Warrants also provide that if the guarantee is called at any time WCAS VII and WCAS CP II will at such time acquire beneficial ownership of a certain number of additional Warrants equal to the difference between 100% of the total number of Warrants issuable to WCAS VII and WCAS CP II and the aggregate percentage of such total that is then exercisable.

          The Warrants issued to WCAS VII and WCAS CP II on June 6, 1997 represent 20% of the total number of Warrants issuable to WCAS VII and WCAS CP II pursuant to the terms thereof. If as of March 7, 1998 the guarantee in consideration of which the Warrants were issued is still outstanding, WCAS VII and WCAS CP II will at that time acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. Further, if such guarantee is still outstanding as of December 7, 1998, WCAS II and WCAS CPII will at that time also acquire beneficial ownership of a certain number of additional Warrants, representing an additional 20% of the total. The terms of the Warrants also provide that if the guarantee is called at any time WCAS VII and WCAS CP II will at such time acquire beneficial ownership of a certain number of additional Warrants equal to the difference between 100% of the total number of Warrants issuable to WCAS VII and WCAS CP II and the aggregate percentage of such total that is then exercisable.

CUSIP No. 051629103                           Page 12 of 12 Pages
                              Signature
                              _________



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1997


                                   WELSH, CARSON, ANDERSON &
                                     STOWE VII, L.P.

                                   By:  WCAS VII Partners, L.P.,
                                        General Partner


                                   By:  /s/ Laura VanBuren
                                        General Partner


                                   WCAS INFORMATION PARTNERS,
                                        L.P.

                                   By:  WCAS INFO Partners,
                                        General Partner


                                   By:  /s/ Laura VanBuren
                                        Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS II, L.P.

                                   By:  WCAS CP II Partners,
                                        General Partner


                                   By:  /s/ Laura VanBuren
                                        General Partner